Mail Stop 3561

October 28, 2008

Mr. Richard Goudis, CFO
Herbalife, Ltd.
P.O. Box 309GT
Ugland House, South Church Street
Grand Cayman, Cayman Islands

      Re: Herbalife, Ltd.
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed February 26, 2008
              File No. 001-32381

Dear Mr. Goudis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management Discussion and Analysis, page 48
Results of Operations, page 53

1.   We note that you had material increases to product sales for the years ended December 31, 2007 and 2006. Although the results of operations discusses increase in growth in distributors, we are unclear of the extent to which product sales increases are attributable to increases in prices or to increases in the volume or amount of goods being sold or to the introduction of new products. Tell us how you considered the guidance of Item 303(3)(iii) of Regulation S-K.

Contingencies, page 67

2.   We note that you reached a settlement in a class action lawsuit, *Mey v. Herbalife International, Inc.* Please expand your disclosure of the terms of the settlement including the amount paid to settle this lawsuit.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Richard Goudis
Herbalife, Ltd..
October 28, 2008
Page 3

You may contact Blaise Rhodes, at (202) 551-3774 or Nasreen Mohammed, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services